Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267031

Prospectus Supplement No. 3

(To Prospectus dated March 21, 2023)

43,414,721 SHARES OF COMMON STOCK

OF

AKILI, INC.

This prospectus supplement updates, amends and supplements the prospectus dated March 21, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267031). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with specified information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Akili, Inc.’s common stock is quoted on the Nasdaq Capital Market under the symbol “AKLI.” On May 10, 2023, the closing price of our common stock was $1.25.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 11, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

May 11, 2023 (May 11, 2023)

Akili, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40558	98-1586159
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Broad Street, Fifth Floor, Boston MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 456-0597

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	AKLI	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On May 11, 2023, Akili, Inc. (the “Company”) reported its financial results for the quarter ended March 31, 2023. A copy of the press release issued in connection with the report is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. This Exhibit 99.1 is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is incorporated by reference in all appropriate filings under the Securities Act of 1933, as amended, except for the first two paragraphs of the exhibit, each of which shall be “furnished” and not “filed”.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

No.	Description of Exhibit

99.1	Press Release issued by Akili, Inc. on May 11, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akili, Inc.

By:	/s/ Santosh Shanbhag
Name:	Santosh Shanbhag
Title:	Chief Financial Officer

Date: May 11, 2023

Exhibit 99.1

Akili Reports First Quarter 2023 Financial Results and Provides Business Update

EndeavorRx® prescriptions for children with ADHD increased 32% in Q1 2023 over Q4 2022

Pivotal study in adults with ADHD showed significant improvements in attention and clinical outcomes, exceeding those observed in other age groups; Akili plans to include data in FDA regulatory submission later this year

BOSTON – May 11, 2023 – Akili, Inc. (Nasdaq: AKLI), a leading digital medicine company, today reported its financial results for the quarter ended March 31, 2023, and provided an update on business progress.

“We’re seeing steady, increasing uptake of EndeavorRx in the pediatric market,” said Eddie Martucci, chief executive officer of Akili. “With the submission of our EndeavorRx adolescent label expansion data to the FDA and positive results from our pivotal trial in adults with ADHD, we now have the potential to greatly expand our current market and reach at least 14 million patients with ADHD in the U.S. With the ongoing mental health crisis and medication shortage affecting all ages, we intend to accelerate our plans to help these millions of patients in need.”

Business Update

•	A total of 2,372 prescriptions were written for EndeavorRx in the first quarter of 2023, representing a 32% increase over the fourth quarter of 2022 and 255% increase over the first quarter of 2022.

•

Prescriptions were written by 920 unique prescribers in the first quarter of 2023, a 15% increase over the fourth quarter of 2022 and 111% growth over the first quarter of 2022, driven by increases in both new and repeat prescribers.

•	The number of prescription refills written for EndeavorRx increased 23% in the first quarter of 2023 over the fourth quarter of 2022 and grew by 447% over the first quarter of 2022.

•

On May 3, 2023, Akili announced topline results from STARS-ADHD-Adult, its pivotal trial of EndeavorRx (AKL-T01) in adults with ADHD. The study showed significant improvements in attention function, nearly seven times as large as the changes seen in the STARS-ADHD study data used in the Company’s successful filing for its current FDA authorization in children ages 8-12. Significant improvements were also seen across clinical outcomes, including quality of life. An estimated eleven million adults in the United States are living with ADHD, and the Company plans to use the STARS-ADHD-Adult study data to support the launch of an adult product as soon as possible.

•

On May 8, 2023, Akili submitted data from STARS-ADHD-Adolescents, the Company’s pivotal trial of AKL-T01 in 13 to 17 year olds with ADHD, to FDA to expand its current EndeavorRx label to include adolescents. If the label expansion is approved by FDA, it would approximately double the size of the Company’s ADHD market opportunity. Full study results from the adolescent study will be presented at the 2023 American Society of Clinical Psychopharmacology Annual Meeting on May 31.

First Quarter 2023 Financial Highlights

•

Cash position: Cash, cash equivalents, and short-term investments as of March 31, 2023 were $117.4 million. The Company’s cash, cash equivalents, and short-term investments as of March 31, 2023 are expected to be sufficient to fund current and planned operations into the first quarter of 2025.

•

Revenues: Total revenues for the first quarter of 2023 were $113 thousand compared to $111 thousand for the fourth quarter of 2022. The difference between revenue growth and overall prescription growth was driven by an increase in the deferred revenue balance at the end of the first quarter of 2023 mainly due to the timing of prescriptions dispensed in the quarter.

•

Total Operating Expenses: GAAP total operating expenses were $19.1 million for the first quarter of 2023, compared to $22.1 million for the fourth quarter of 2022. Non-GAAP total operating expenses were $14.0 million for the first quarter of 2023, compared to $20.0 million for the fourth quarter of 2022. The decrease in expenses was driven primarily by a decrease in personnel costs across the organization, lower clinical trials costs, and reduction in marketing-related spend for EndeavorRx, partially offset by growth in the sales organization.

•

Net income (loss): GAAP net loss was $20.7 million for the first quarter of 2023, compared to a net loss of $16.8 million for the fourth quarter of 2022, driven primarily by the fluctuation in the liability associated with the Company’s earnout shares during each quarter. Non-GAAP net loss was $13.6 million for the first quarter of 2023, compared to a net loss of $19.5 million for the fourth quarter of 2022, driven primarily by lower operating expenses in the first quarter of 2023.

For additional information, please see the tables below, which include a reconciliation of the historical non-GAAP financial measures to GAAP financial measures.

Webcast and Conference Call

Akili will host a conference call and webcast today, Thursday, May 11, 2023, at 4:30 p.m. ET. A live audio webcast of the conference call and presentation will be available at www.akiliinteractive.com under Investor Relations, Events & Presentations, along with slides that may be referenced during the call. An archived version of the webcast will be available on the Company’s website following the event.

To access the call, dial 888-575-5163 (toll-free) or 416-764-8620 (international) and reference “Akili Q1 2023 Earnings.”

Non-GAAP Financial Measures

In addition to financial information prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), this press release includes the following non-GAAP financial measures: non-GAAP total operating expenses on a historical basis and non-GAAP net loss on a historical basis. Akili derives these non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Specifically, the non-GAAP total operating expenses exclude stock-based compensation expense and severance and termination related costs associated with the workforce reduction announced in January 2023, and non-GAAP net loss excludes stock-based compensation expense, severance and termination related costs associated with the workforce reduction announced in January 2023, and the change in estimated fair value of earn-out liabilities. Akili’s management believes that these non-GAAP financial measures are useful to both management and investors in analyzing its ongoing business and operating performance. Management does not intend the presentation of these non-GAAP financial measures to be considered in isolation or as a substitute for results prepared in accordance with GAAP, but as a complement to provide greater transparency. In addition, these non-GAAP financial measures may differ from similarly named measures used by other companies. A reconciliation of the historical non-GAAP financial measures to GAAP financial measures is included in the attached financial tables.

EndeavorRx Indication and Overview

EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements in this press release related to: our expectations regarding the potential expansion of our current pediatric market; our expectations regarding our potential to reach at least 14 million patients with ADHD in the U.S., our intent to accelerate our plans to commercialize products for the adolescent and adult populations; our plans to use the STARS-ADHD-Adult study data in a regulatory submission later this year; our plans to use the STARS-ADHD-Adult study data to support the launch of an adult product as soon as possible; our expectation that our regulatory submission to FDA to seek a potential label expansion for EndeavorRx in ADHD to include adolescents will significantly increase the size of our ADHD market opportunity; and our expectation that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our current and planned operations into the first quarter of 2025. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: our ability to successfully further commercialize EndeavorRx; our ability to successfully create, and navigate, a new category of medicine and to achieve broad adoption of digital therapeutics among healthcare providers, caregivers, and patients; our ability to obtain and maintain adequate coverage and reimbursement for our digital therapeutics; our ability to continue to advance our clinical development pipeline; our ability to defend our intellectual property and satisfy various FDA and other regulatory requirements in and outside of the United States; the impact of the COVID-19 pandemic on our business; the risk of downturns and a changing regulatory landscape in the highly competitive industry in which we operate; the timing and results expected from our and our partners’ clinical trials and our reliance on third parties for certain aspects of our business; our ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in our current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing our views as of any subsequent date. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Investor Contact:

Santosh Shanbhag

Chief Financial Officer

InvestorRelations@akiliinteractive.com

Media Contact:

Julie DiCarlo

SVP, Communications

PR@akiliinteractive.com